1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

April 7, 2025

Via EDGAR

Ms. Claire Erlanger and Mr. Kevin Woody
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 28, 2024
Form 8-K furnished on February 5, 2025
File No. 001-05224

Dear Ms. Erlanger and Mr. Woody:

We are writing in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated April 1, 2025 (the “Comment Letter”) in which the Staff requested certain information pertaining to the Form 10-K for the fiscal year ended December 28, 2024 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2025, and the Form 8-K furnished on February 5, 2025. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or advise the Staff when the Company would provide a response. As discussed with Ms. Erlanger, the Company is respectfully requesting an additional extension until April 29, 2025 to respond to the Comment Letter. The Company is requesting this extension due to time constraints associated with the Company's quarter-close process and filing of its Form 10-Q for the fiscal quarter ended March 29, 2025.

If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ Patrick Hallinan

Patrick Hallinan
Executive Vice President and Chief Financial Officer